FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF AUGUST 2008
QUEBECOR MEDIA INC.
(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                 .]

Quarterly Report for the Period Ending
June 30, 2008 of
QUEBECOR MEDIA INC.
Filed in this Form 6-K
Documents index
1.     Quarterly Report for the period ended June 30, 2008 of Quebecor Media Inc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.
By:	(s) Louis Morin
Louis Morin
Vice President and Chief Financial Officer

Date: August 29, 2008

MANAGEMENT DISCUSSION AND ANALYSIS
COMPANY PROFILE
Quebecor Media Inc. (“Quebecor Media” or the “Company”), a subsidiary of Quebecor Inc. (“Quebecor”) incorporated under Part 1A of the Companies Act (Québec) in August 2000, is one of Canada’s largest media companies. Quebecor Media’s subsidiaries operate in the following business segments: Cable, Newspapers, Broadcasting, Leisure and Entertainment, Interactive Technologies and Communications and Internet/Portals. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.
The following Management Discussion and Analysis covers the main activities in the second quarter of 2008 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report for the financial year ended December 31, 2007 (Form 20F), which is available on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov.
HIGHLIGHTS SINCE END OF FIRST QUARTER 2008
•	July 21, 2008: Quebecor Media announced that it held standing high bids in the amount of $554.6 million on 17 operating licences for third-generation Advanced Wireless Services (AWS). Quebecor Media was the successful bidder on 40 MHz in all parts of Québec, except the Outaouais region where it won 20 MHz and some regions where it won 50 MHz; it also won 20 MHz in Eastern Ontario and 10 MHz in Toronto. The spectrum will enable the Videotron Ltd. (Videotron) subsidiary to become a facilities-based provider offering wireless telephony services comparable to what is available in the world-leading countries in this field, including high-speed Internet, mobile television and a variety of other advanced functions that can be accessed through the mobile devices referred to as smartphones.
•	April 15, 2008: Videotron issued US$455.0 million aggregate principal amount of Senior Notes. Videotron used the proceeds to repay drawings on its senior secured credit facility and for general purposes.
•	April 8, 2008: Videotron amended its senior secured credit facility to increase commitments under the facility from $450.0 million to $575.0 million and extend the maturity date to April 2012. Videotron may further increase commitments under the facility by an additional $75.0 million subject to certain conditions, bringing the total to $650.0 million.
•	For the first time, Quebecor Media’s Cable segment has more customers for its illico Digital TV service (830,500 subscribers) than for its analog cable television service (829,500 subscribers). As of June 30, 2008, the customer base for all cable television services combined totalled 1,660,000 subscribers, a year-over-year increase of 75,500 (4.8%).
•	June 2, 2008: TVA Group Inc. (“TVA Group”) repurchased 3,000,642 Class B shares under the Substantial Issuer Bid filed on March 31, 2008 and amended on May 14, 2008, for a total cash consideration of $51.4 million. The transaction had the effect of increasing Quebecor Media’s interest in TVA Group from 45.24% to 50.89%.
NON-GAAP FINANCIAL MEASURES
We use certain supplemental financial measures that are not calculated in accordance with or recognized by accounting principles generally accepted in Canada (“Canadian GAAP”) or accounting principles generally accepted in the United States (“U.S. GAAP”) to assess our financial performance. We use these non-GAAP financial measures, such as operating income, cash flows from segment operations, free cash flows from continuing operations and average revenue per user, which we refer to as ARPU, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this quarterly report may not be comparable to other similarly titled measures disclosed by other companies.
Operating Income
We define operating income, as reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, reserve for restructuring of operations, income taxes, non-controlling interest and income from discontinued operations. Operating income as defined above is not a measure of results that is recognized under Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as the results of our operating segments. As such, this measure eliminates the effect of significant levels of non-cash charges related to depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in our segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies. We provide a reconciliation of operating income to net income as disclosed in our financial statements in table 1 below.
Table 1 Reconciliation of the operating income measure used in this report to the net income measure used in the consolidated financial statements
(in millions of Canadian dollars)

	Three months		Six months
	ended June 30		ended June 30
	2008	2007	2008	2007

Operating Income
Cable	$182.2	$145.7	$378.1	$294.7
Newspapers	72.6	54.7	118.4	89.2
Broadcasting	21.7	22.1	33.1	24.8
Leisure and Entertainment	2.2	7.8	0.6	7.6
Interactive Technologies and Communications	1.8	0.9	1.1	1.4
Internet/Portals	1.1	1.4	1.3	3.1
Head office	0.2	2.3	1.6	2.3

	281.8	234.9	534.2	423.1
Amortization	(80.0)	(71.9)	(158.1)	(141.8)
Financial expenses	(73.7)	(49.1)	(141.1)	(99.2)
Gain (loss) on valuation and translation of financial instruments	26.0	(10.2)	19.6	(13.2)
Reserve for restructuring of operations	(1.3)	(5.1)	(2.9)	(12.1)
Income taxes	(33.0)	(6.2)	(72.7)	(23.7)
Non-controlling interest	(7.3)	(8.4)	(10.0)	(8.4)
Income from discontinued operations	—	4.7	2.3	5.2

Net income	$112.5	$88.7	$171.3	$129.9

Cash Flows from Segment Operations
We use cash flows from segment operations as a measure of the liquidity generated by our segment operations. Cash flows from segment operations represents funds available for interest and income tax payments, disbursements related to restructuring programs, business acquisitions, the payment of dividends and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is considered to be an important indicator of liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our segment operations. This measure is unaffected by the capital structure of Quebecor Media and its segments. Cash flows from segment operations represents operating income as defined above, less additions to property, plant and equipment, plus proceeds from the disposal of assets. When we discuss cash flows from segment operations in this quarterly report, we provide the detailed calculation of the measure in the same section.
Free Cash Flows from Continuing Operations
We use free cash flows from continuing operations as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operations represents funds available for business acquisitions, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operations is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Free cash flows from continuing operations is considered to be an important indicator of our liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our consolidated operations. When we discuss free cash flows from continuing operations in this quarterly report, we provide a reconciliation with the most directly comparable Canadian GAAP financial measure in the same section.
Average Revenue per User
Average revenue per user (“ARPU”) is an industry metric that we use to measure our average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement consistent with Canadian GAAP or U.S. GAAP. We calculate ARPU by dividing our combined cable television, Internet-access and telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.
2008/2007 SECOND QUARTER COMPARISON
Revenues: $942.3 million, an increase of $127.0 million (15.6%).
•	Revenues increased in Cable (by $75.6 million or 20.3% of segment revenues) reflecting continued customer growth for all services, Newspapers ($65.7 million or 27.2%) due primarily to the impact of the acquisition of Osprey Media Income Fund (“Osprey Media”) in August 2007, Broadcasting ($4.5 million or 4.2%), Internet/Portals ($1.5 million or 12.8%), and Interactive Technologies and Communications ($1.5 million or 6.8%).
•	Revenues decreased in Leisure and Entertainment ($18.0 million or -22.0%).
Operating income: $281.8 million, an increase of $46.9 million (20.0%).
•	Operating income increased in Cable (by $36.5 million or 25.1% of segment operating income) due primarily to customer growth, Newspapers ($17.9 million or 32.7%) due primarily to the acquisition of Osprey Media, and Interactive Technologies and Communications ($0.9 million or 100.0%).
•	Operating income decreased in Leisure and Entertainment ($5.6 million or -71.8%), Internet/Portals ($0.3 million or -21.4%) and Broadcasting ($0.4 million or -1.8%).
•	On April 29, 2008, the Federal Court of Appeal overturned a decision made by the Federal Court on December 14, 2006 concerning Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II licence fees. As a result, a total operating expense of $25.2 million was recognized in the second quarter of 2008 in the Cable and Broadcasting segments for the period of September 1, 2006 to June 30, 2008 (for details, see the discussion of the results of the Cable and Broadcasting segments below).
•	Despite the increase in operating income in 2008, the fair value of Quebecor Media, based on market comparables, decreased in the second quarter of 2008, compared with an increase in the same period of 2007. The decrease was mainly due to a reduction, in the second quarter of 2008, of the operating income multiples used for evaluation of the Cable and Newspapers segments. The decrease in the fair value of Quebecor Media resulted in a $17.0 million decrease in the consolidated stock option expense.
•	Excluding the operating income of Osprey Media and the impact of the consolidated stock option expense, and if the figures for prior periods are restated to reflect the Part II licence fee adjustment, the increase in operating income in the second quarter of 2008 was 14.1%, compared with 22.2% in the same period of 2007.
Amortization charges: $80.0 million, an increase of $8.1 million.
•	The increase was mainly due to significant capital expenditures in 2007 and early 2008, largely in the Cable and Newspapers segments, and the acquisition of Osprey Media.
Financial expenses: $73.7 million, an increase of $24.6 million.
•	The increase was due mainly to:
o	impact of higher indebtedness, which accounted for a $20.5 million increase in the interest expense;

o	reduction in interest capitalized to fixed assets.
•	The increase in Quebecor Media’s indebtedness was due to:
o	issuance of US$455.0 million aggregate principal amount of Senior Notes by Videotron;

o	financing, beginning in August 2007, of the acquisition of Osprey Media for a total consideration of $414.4 million;

o	debt totalling $161.8 million assumed as part of the acquisition of Osprey Media;

o	settlement in October 2007 of a $106.0 million liability in connection with derivative financial instruments related to Sun Media Corporation’s term loan “B”;

o	payment in July 2007 of the Additional Amount payable, for a total consideration of $127.2 million.
Gain on valuation and translation of financial instruments: $26.0 million, compared with a $10.2 million loss in the second quarter of 2007.
•	The $36.2 million favourable variance was due to:
o	$16.5 million favourable impact related to a change in accounting estimates of the fair value of derivative financial instruments, reflecting market developments and recent accounting guidelines (see “Changes in accounting policies and accounting estimates” below);

o	$19.7 million favourable impact related to re-measurement of other financial instruments, including embedded derivatives due to changing yield curves.
Reserve for restructuring of operations: $1.3 million, compared with $5.1 million in the second quarter of 2007.
•	The $1.3 million reserve for the second quarter of 2008 was related to job cuts at several publications in the Newspapers segment.
•	The reserve for the second quarter of 2007 related mainly to the project to acquire new presses and voluntary workforce reduction programs in the Newspapers segment.
Income tax expense: $33.0 million (effective tax rate of 21.6%), compared with $6.2 million in the second quarter of 2007 (effective tax rate of 6.3%).
•	The increase was mainly due to:

o	$54.2 million increase in pre-tax income;

o	recognition in the second quarter of 2007 of tax benefits totalling approximately $10.5 million following the adoption on third reading by the federal government of Canada of a higher non-capital loss conversion rate for tax benefits related to Part VI.1 tax. These tax benefits, which were acquired from Quebecor World Inc. (Quebecor World), relate to tax that corporations must pay on preferred dividends paid during a financial year.
•	The favourable effective tax rates were also due to the tax rate mix in the various components of the gains and losses on financial instruments, derivative financial instruments and foreign currency translation of financial instruments, and the favourable impact of tax consolidation strategies.
Net income: $112.5 million, an increase of $23.8 million (26.8%).
•	The increase was mainly due to:
o	$46.9 million increase in operating income;

o	favourable variance of $36.2 million in gains and losses on valuation and translation of financial instruments.
Partially offset by:
o	$26.8 million increase in income tax expense;

o	$24.6 million increase in financial expenses;

o	$8.1 million increase in the amortization charge.
2008/2007 YEAR-TO-DATE COMPARISON
Revenues: $1.82 billion, an increase of $253.0 million (16.2%).
•	Revenues increased in Cable (by $147.4 million or 20.2% of segment revenues) reflecting customer growth for all services, Newspapers ($112.8 million or 24.4%) due to the impact of the acquisition of Osprey Media, Broadcasting ($17.7 million or 8.9%), Internet/Portals ($2.1 million or 9.1%) and Interactive Technologies and Communications ($1.1 million or 2.6%).
•	Revenues decreased in Leisure and Entertainment ($20.5 million or -14.0%).
Operating income: $534.2 million, an increase of $111.1 million (26.3%).
•	Operating income increased in Cable (by $83.4 million or 28.3% of segment operating income), Newspapers ($29.2 million or 32.7%) and Broadcasting ($8.3 million or 33.5%).
•	Operating income decreased in Leisure and Entertainment ($7.0 million or -92.1%), Internet/Portals ($1.8 million or -58.1%) and Interactive Technologies and Communications ($0.3 million or -21.4%).
•	The operating charge related to CRTC Part II licence fees was $25.2 million for the period of September 1, 2006 through June 30, 2008 (for details, see the discussion of the results of the Cable and Broadcasting segments below).
•	Despite the increase in operating income for 2008, the fair value of Quebecor Media, based on market comparables, decreased in the first half of 2008, compared with an increase in the same period of 2007, resulting in a $27.8 million decrease in the consolidated stock option expense. The decrease was mainly due to a reduction, in the second quarter of 2008, of the operating income multiples used for evaluation of the Cable and Newspapers segments.
•	Excluding the operating income of Osprey Media and the impact of the consolidated stock option expense, and if the figures for prior periods are restated to reflect the Part II licence fee adjustment, the increase in operating income in the first half of 2008 was 16.9%, compared with 20.7% in the same period of 2007.
Amortization charges: $158.1 million, a $16.3 million increase due to the same factors as those noted above in the discussion of second quarter results.

Financial expenses: $141.1 million, an increase of $41.9 million.
•	The increase was due mainly to:
o	impact of higher indebtedness, which accounted for a $33.0 million increase in the interest expense;

o	reduction in interest capitalized to fixed assets.
Gain on valuation and translation of financial instruments: $19.6 million, compared with a $13.2 million loss in the first half of 2007.
•	The $32.8 million favourable variance was due to:
o	$16.5 million favourable impact related to a change in accounting estimates of the fair value of derivative financial instruments, reflecting market developments and recent accounting guidelines (see “Changes in accounting policies and accounting estimates” below);

o	$16.3 million favourable impact related to re-measurement of other financial instruments, including embedded derivatives due to changing yield curves.
Reserve for restructuring of operations: $2.9 million, compared with $12.1 million in the first half of 2007.
•	The $2.9 million reserve for the first half of 2008 was related to job cuts at several publications in the Newspapers segment.
•	The reserve for the first half of 2007 related mainly to the project to acquire new presses, voluntary workforce reduction programs and the project to streamline newsgathering in the Newspapers segment.
Income tax expense: $72.7 million (effective tax rate of 28.9%), compared with $23.7 million (effective tax rate of 15.1%) in the first half of 2007.
•	The increase was essentially due to the same factors as those noted above in the discussion of second quarter results.
Net income: $171.3 million, an increase of $41.4 million (31.9%).
•	The increase was mainly due to:
o	$111.1 million increase in operating income;

o	favourable variance of $32.8 million in gains and losses on valuation and translation of financial instruments.
Partially offset by:
o	$41.9 million increase in financial expenses;

o	$49.0 million increase in income tax expense;

o	$16.3 million increase in the amortization charge.
FREE CASH FLOWS FROM CONTINUING OPERATIONS
Quarterly free cash flows from continuing operations: $73.7 million in the second quarter of 2008, compared with $87.2 million in the same period of 2007.
•	The $13.5 million decrease was mainly due to:
o	$36.3 million increase in additions to property, plant and equipment, due mainly to spending on network modernization by the Cable segment;

o	$23.3 million increase in the cash interest expense, mainly as a result of the impact of higher indebtedness.
Partially offset by:

o	$46.9 million increase in operating income.
Year-to-date free cash flows from continuing operations: negative $12.3 million in the first half of 2008, compared with positive $67.8 million in the same period of 2007.
•	The $80.1 million decrease was mainly due to:
o	disbursements of $89.2 million in connection with exercised stock options;

o	$61.6 million increase in additions to property, plant and equipment, mainly because of phase two of the project to acquire new presses and network investments by the Cable segment;

o	$39.6 million increase in the cash interest expense, mainly as a result of the impact of higher indebtedness.
Partially offset by:
o	$111.1 million increase in operating income.
Table 2
Free cash flows from continuing operations
(in millions of Canadian dollars)

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007

Cash flows from segment operations:
Cable	$76.8	$77.1	$176.4	$137.9
Newspapers	66.6	42.0	78.5	59.3
Broadcasting	16.8	19.3	25.7	18.5
Leisure and Entertainment	(0.1)	7.7	(3.1)	7.3
Interactive Technologies and Communications	0.9	0.3	(0.3)	(0.1)
Internet/Portals	(1.5)	(0.1)	(2.9)	0.7
Head Office and other	0.6	2.3	2.0	4.6

	160.1	148.6	276.3	228.2
Cash interest expense[1]	(71.4)	(48.1)	(136.8)	(97.2)
Cash portion of reserve for restructuring of operations	(1.3)	(5.1)	(2.9)	(12.1)
Current income taxes	(3.4)	4.1	(2.3)	6.1
Other	1.7	(3.6)	2.2	(6.6)
Net change in non cash balances related to operations	(12.0)	(8.7)	(148.8)	(50.6)

Free cash flows from continuing operations	$73.7	$87.2	$(12.3)	$67.8

[1]	Interest on long-term debt and other interest, less investment income and interest capitalized to cost of property, plant and equipment.

Table 3
Reconciliation of free cash flows from continuing operations to the cash flows provided by continuing operations measure reported in the financial statements
(in millions of Canadian dollars)

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007

Free cash flows from continuing operations	$73.7	$87.2	$(12.3)	$67.8
Additions to property, plant and equipment	122.9	86.6	259.3	197.7
Proceeds from disposal of assets	(1.2)	(0.3)	(1.4)	(2.8)

Cash flows provided by continuing operations	$195.4	$173.5	$245.6	$262.7

Table 4
Reconciliation of operating income to cash flows from segment operations
(in millions of Canadian dollars)

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007

Operating income	$281.8	$234.9	$534.2	$423.1
Additions to property, plant and equipment	(122.9)	(86.6)	(259.3)	(197.7)
Proceeds from disposal of assets	1.2	0.3	1.4	2.8

Cash flows from segment operations	$160.1	$148.6	$276.3	$228.2

SEGMENTED ANALYSIS
Cable segment
Second quarter 2008
Revenues: $447.5 million, an increase of $75.6 million (20.3%).
•	Combined revenues from all cable television services increased $21.6 million (11.9%) to $203.6 million due to the impact of customer base growth, increases in some rates, the favourable impact of the increase in the illico Digital TV customer base on revenues from illico on Demand, pay TV, pay-per-view and set-top boxes, and subscriber growth for the high definition (“HD”) package.
o	Revenues from the illico Digital TV service, excluding related services, increased $23.1 million (27.8%) to $106.3 million. The performance of illico Digital TV more than compensated for decreased revenues from analog cable television services.
•	Revenues from Internet access services increased $21.9 million (21.4%) to $124.2 million. The improvement was mainly due to customer growth, as well as heavier consumption by existing customers and rate increases.
•	Revenues from cable telephone service increased $25.7 million (58.1%) to $69.9 million, primarily because of customer growth as well as higher long-distance revenues.
•	Revenues from wireless telephone service increased $3.9 million to $7.9 million due to customer growth.
•	Revenues of Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) increased $0.3 million (2.4%) to $13.0 million, primarily because of higher retail sales, rental revenues and royalties, partially offset by the unfavourable impact of the sale of the StarStruck Entertainment chain.

Monthly ARPU: $81.59, compared with $69.95 in the same quarter of 2007, an increase of $11.64 (16.6%).
Customer statistics
Cable television – The combined customer base for all of Videotron’s cable television services increased by 7,800 (0.5%) in the second quarter of 2008 (compared with an increase of 1,800 in the same quarter of 2007) and by 75,500 (4.8%) in the 12-month period ended June 30, 2008 (Table 5). As of June 30, 2008, the Cable segment had 1,660,000 customers for its cable television services, for a household penetration rate (number of subscribers as a proportion of total homes passed by the Cable segment’s network, i.e., 2,519,700 homes as of the end of June 2008) of 65.9%, compared with 64.0% one year earlier.
•	The number of subscribers to illico Digital TV stood at 830,500 at the end of the second quarter of 2008, overtaking the number of subscribers to the analog cable television service for the first time. illico Digital TV recorded a quarter-over-quarter customer increase of 27,700 (3.5%) in the second quarter of 2008 (compared with an increase of 26,200 customers in the second quarter of 2007) and a year-over-year increase of 151,400 (22.3%). As of June 30, 2008, illico Digital TV had a household penetration rate of 33.0% versus 27.4% a year earlier.
•	The customer base for analog cable television services decreased by 19,900 (-2.3%) in the second quarter of 2008 (compared with a decrease of 24,400 customers in the same quarter of 2007) and by 75,900 (-8.4%) over a one-year period, primarily as a result of customer migration to illico Digital TV.
Internet access – The number of subscribers to cable Internet access services stood at 988,900 at the end of the second quarter of 2008, an increase of 23,600 (2.4%) from the previous quarter (compared with an increase of 26,000 in the second quarter of 2007) and an increase of 135,000 (15.8%) from the end of the second quarter of 2007 (Table 5). At June 30, 2008, cable Internet access services had a household penetration rate of 39.2%, compared with 34.5% at June 30, 2007.
Cable telephone service – The number of subscribers to cable telephone service stood at 742,900 at the end of June 2008, an increase of 51,300 (7.4%) from the previous quarter (compared with an increase of 55,000 in the second quarter of 2007) and an increase of 239,200 (47.5%) from the end of the second quarter of 2007 (Table 5). At June 30, 2008, the IP telephone service had a household penetration rate of 29.5%, compared with 20.4% one year earlier.
Wireless telephone service – At June 30, 2008, there were 54,600 activated phones on the wireless telephone service, compared with 49,900 at the end of March 2008, an increase of 4,700 (9.4%), compared with an increase of 10,400 activated phones in the second quarter of 2007. The number of activated phones increased by 23,900 during the 12-month period ended June 30, 2008.
Table 5
Cable segment end-of-quarter customer numbers since end of December 2006
(in thousands of customers)

	June 08	March 08	Dec. 07	Sept. 07	June 07	March 07	Dec. 06

Cable television:
Analog	829.5	849.4	869.9	896.0	905.4	929.8	948.8
Digital	830.5	802.8	768.2	720.3	679.1	652.9	623.6

Total cable television	1,660.0	1,652.2	1,638.1	1,616.3	1,584.5	1,582.7	1,572.4
Cable Internet	988.9	965.3	933.0	898.9	853.9	827.9	792.0
Cable telephone	742.9	691.6	636.4	573.8	503.7	448.7	397.8
Wireless telephone	54.6	49.9	45.1	38.7	30.7	20.3	11.8

Operating income: $182.2 million in the second quarter of 2008, an increase of $36.5 million (25.1%).
•	The increase was due primarily to:
o	customer growth for all services;

o	increases in some rates and in volumes;

o	$13.0 million favourable variance in expenses related to Quebecor Media’s stock option plan, which are charged to its operating segments as a direct charge to reflect participation by segment managers in the plan and management fees.
Partially offset by:
o	unfavourable variance of $16.7 million related to recognition in the second quarter of 2008 of a $19.5 million charge for CRTC Part II licence fees for the period of September 1, 2006 to June 30, 2008 following the Federal Court of Appeal decision of April 29, 2008.
•	Excluding the favourable variation in the stock option expense, and if the figures for prior periods are restated to reflect the Part II licence fee adjustment, the segment’s operating income increased 25.2% in the second quarter of 2008, compared with 30.5% in the same quarter of 2007.
•	The cost of equipment subsidies to customers totalled $5.7 million in the second quarter of 2008, compared with $7.5 million in the same quarter of 2007.
Operating margin for all Cable segment operations (operating income as a percentage of revenues): 40.7% in the second quarter of 2008, compared with 39.2% in the same period of the previous year.
Year-to-date
Revenues: $878.1 million, an increase of $147.4 million (20.2%) essentially due to the same factors as those noted above in the discussion of second quarter results.
•	Total revenues from cable television services increased $39.1 million (10.9%) to $398.8 million.
o	Revenues from the illico Digital TV service, excluding related services, increased $43.5 million (26.9%) to $205.1 million.
•	Revenues from Internet access services increased $42.7 million (21.2%) to $244.2 million.
•	Revenues from cable telephone service increased $50.7 million (60.3%) to $134.8 million.
•	Revenues from the wireless telephone service increased $8.5 million to $14.8 million.
•	Revenues of Le SuperClub Vidéotron increased $1.1 million (4.3%) to $26.7 million.
Monthly ARPU: $79.99 in the first half of 2008, compared with $68.66 in the same period of 2007, an increase of $11.33 (16.5%).
Customer statistics
Cable television – The combined customer base for all of Videotron’s cable television services increased by 21,900 in the first half of 2008, compared with an increase of 12,100 in the same period of 2007.
•	The number of subscribers to illico Digital TV increased by 62,300 in the first half of 2008, compared with 55,500 in the same period of 2007.
•	The customer base for analog cable television services decreased by 40,400, compared with a decrease of 43,400 in the same period of 2007.
Internet access – The number of subscribers to cable Internet access services increased by 55,900, compared with 61,900 in the same period of 2007.
Cable telephone service – The number of subscribers to cable telephone service increased by 106,500 in the first half of 2008, compared with 105,900 in the same period of 2007.
Wireless telephone service – The number of activated phones increased by 9,500 in the first half of 2008, compared with an increase of 18,900 in the same period of 2007.
Operating income: $378.1 million, an increase of $83.4 million (28.3%).

•	The increase was due primarily to:
o	customer growth for all services;

o	increases in some rates and in volumes;

o	$19.0 million favourable variance in expenses related to Quebecor Media’s stock option plan.
Partially offset by:
o	unfavourable variance of $13.9 million related to recognition in the second quarter of 2008 of a charge for CRTC Part II licence fees for the period of September 1, 2006 to June 30, 2008 following the Federal Court of Appeal decision of April 29, 2008.
•	Excluding the favourable variation in the stock option expense, and if the figures for prior periods are restated to reflect the Part II licence fee adjustment, the segment’s operating income increased 25.1% in the first half of 2008, compared with 29.7% in the same period of 2007.
•	The cost of equipment subsidies to customers totalled $8.9 million in the first half of 2008, compared with $13.8 million in the same period of 2007.
Operating margin for all Cable segment operations: 43.1% in the first half of 2008, compared with 40.3% in the same period of 2007.
Cash flows from operations
Quarterly cash flows from segment operations: $76.8 million in the second quarter of 2008, compared with $77.1 million in the same quarter of 2007 (Table 6), a $0.3 million decrease.
•	The positive impact of the $36.5 million increase in operating income was offset by a $36.9 million increase in additions to property, plant and equipment, including expenditures for network modernization.
Year-to-date cash flows from segment operations: $176.4 million in the first half of 2008, compared with $137.9 million in the same period of 2007 (Table 6).
•	The $38.5 million increase was due to the $83.4 million increase in operating income, which was partially offset by a $45.0 million increase in additions to property, plant and equipment compared with the same period of 2007.
Table 6: Cable segment
Cash flows from operations
(in millions of Canadian dollars)

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007

Operating income	$182.2	$145.7	$378.1	$294.7
Additions to property, plant and equipment	(105.7)	(68.8)	(202.1)	(157.1)
Proceeds from disposal of assets	0.3	0.2	0.4	0.3

Cash flows from segment operations	$76.8	$77.1	$176.4	$137.9

Other developments since end of first quarter 2008
In 2003 and 2004, a number of companies, including Videotron, brought a suit against the Crown before the Federal Court, alleging that the Part II licence fees annually paid by broadcasters constitute, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). On December 14, 2006, the Federal Court decreed that these fees did indeed constitute taxes, that the CRTC was to cease collection of such fees but concluded that the plaintiff companies would not be entitled to a reimbursement of the amounts already paid. The plaintiffs and the defendant both filed an appeal before the Federal Court of Appeal. On October 1, 2007, the CRTC issued a document stating that it would adhere to the decision rendered and that it would not collect, in 2007 or any subsequent years, the Part II licence fees payable on November 30 of each year unless a Superior Court reverses the Federal Court decision. Considering these facts and as a result of the decision of the Superior Court, the Cable segment had reversed its liability of $11.1 million related to these Part II licence fees for the period from September 1, 2006 to September 2007 in the third quarter of 2007. The Company also ceased to record the Part II licence fees.
On April 29, 2008, the Federal Court of Appeal handed down its decision and overturned the December 14, 2006 decision of the Federal Court. The plaintiff companies are in disagreement with this decision and have requested a leave to appeal to the Supreme Court of Canada. The CRTC publicly stated that it will make no attempt to collect outstanding Part ll fees until the earlier of a) the leave to appeal to the Supreme Court of Canada is denied, or b) the judgment of the Federal Court of Appeal is affirmed by the Supreme Court, or c) the matter is settled between the parties. The Company believes in the merit of its request for appeal to the Supreme Court. However, by virtue of the Federal Court of Appeal decision that confirms the right of the CRTC to collect Part II licence fees to which the Company is subject, the Company recorded in the second quarter of 2008 a total liability of $19.5 million in the Cable segment related to the Part II licence fees. This liability is for the period from September 2006 to June 30, 2008, while an amount of $2.8 million and $5.6 million is for the second quarter and the first half of 2008, respectively ($2.5 million and $5.0 million for the second quarter and the first half of 2007, respectively).
Newspapers segment
Second quarter 2008
Revenues: $307.5 million, an increase of $65.7 million (27.2%).
•	The increase was mainly due to the impact of the acquisition of Osprey Media ($57.0 million), which closed in August 2007.
•	Excluding the impact of that acquisition, combined revenues from commercial printing and other sources increased 63.1%, advertising revenues increased 1.5% and circulation revenues decreased 6.3%.
•	The revenues of the urban dailies decreased 0.7% in the second quarter of 2008; excluding the acquisition of Osprey Media, the revenues of the community newspapers increased 2.9%.
•	In the urban dailies group, the revenues of the free dailies increased 34.6% due to strong results posted by the Vancouver, Montréal, Calgary and Edmonton dailies.
Operating income: $72.6 million, an increase of $17.9 million (32.7%).
•	The increase was due primarily to:
o	impact of the acquisition of Osprey Media ($14.5 million);

o	$3.7 million favourable impact of charges related to Quebecor Media’s stock option plan;

o	lower newsprint costs.
Partially offset by:
o	impact of the decrease in Sun Media Corporation’s revenues, on a comparable basis;

o	expenditures related to the start-up of Quebecor MediaPages.
•	The combined operating losses of the free dailies decreased 32.6% in the second quarter of 2008.
Year-to-date
Revenues: $574.9 million, an increase of $112.8 million (24.4%).
•	The increase mainly reflects the acquisition of Osprey Media ($107.1 million), which closed in August 2007.
•	Excluding the impact of that acquisition, combined revenues from commercial printing and other sources increased 50.9%, circulation revenues decreased 7.7% and advertising revenues decreased 0.3%.

•	The revenues of the urban dailies decreased 2.4% in the first half of 2008; excluding the acquisition of Osprey Media, the revenues of the community newspapers increased 0.5%.
•	In the urban dailies group, the revenues of the free dailies increased 30.7%.
Operating income: $118.4 million, an increase of $29.2 million (32.7%).
•	The increase was due primarily to:
o	impact of the acquisition of Osprey Media ($24.8 million);

o	favourable impact on the comparative numbers for the first half of 2008 of the charges recognized in the same period of 2007 in connection with the labour dispute at Le Journal de Montréal;

o	$6.4 million favourable impact of charges related to Quebecor Media’s stock option plan;

o	lower newsprint costs.
Partially offset by:
o	impact of the decrease in Sun Media Corporation’s revenues, on a comparable basis;

o	expenditures related to the start-up of Quebecor MediaPages.
•	The combined operating losses of the free dailies decreased 25.8% in the first half of 2008.
Cash flows from operations
Quarterly cash flows from segment operations: $66.6 million in the second quarter of 2008, compared with $42.0 million in the same period of 2007 (Table 7).
•	The $24.6 million increase was due to the $17.9 million increase in operating income and the $6.2 million decrease in additions to property, plant and equipment.
Year-to-date cash flows from segment operations: $78.5 million in the first half of 2008, compared with $59.3 million for the same period of 2007 (Table 7).
•	The $19.2 million increase was due primarily to the $29.2 million increase in operating income, which was partially offset by the $10.6 million increase in additions to property, plant and equipment, due essentially to phase two of the project to acquire new presses.
Table 7: Newspapers segment
Cash flows from operations
(in millions of Canadian dollars)

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007

Operating income	$72.6	$54.7	$118.4	$89.2
Additions to property, plant and equipment	(6.5)	(12.7)	(40.5)	(29.9)
Proceeds from disposal of assets	0.5	—	0.6	—

Cash flows from segment operations	$66.6	$42.0	$78.5	$59.3

Other developments since end of first quarter 2008
On July 2, 2008, management of Le Journal de Québec and its unionized pressroom, newsroom and office employees reached an agreement in principle. New collective agreements were signed on August 7, 2008 and employees have now returned to work, ending the labour dispute at the newspaper which began in April 2007.

Broadcasting segment
Second quarter 2008
Revenues: $111.0 million, an increase of $4.5 million (4.2%).
•	Revenues from broadcasting operations increased $4.8 million, mainly because of:
o	higher advertising and other revenues at the TVA Network;

o	higher subscription revenues and advertising revenues at the specialty channels (Mystère, ARGENT, Prise 2, LCN, mentv, Mystery and Les idées de ma maison).
•	Distribution revenues decreased by $0.8 million, mainly as a result of a decrease in video revenues in comparison with the same period of 2007.
•	Publishing revenues were flat in comparison with the same period of 2007.
Operating income: $21.7 million, a decrease of $0.4 million (-1.8%).
•	Operating income from broadcasting operations decreased $1.4 million, mainly because of:
o	unfavourable variance of $4.9 million related to recognition in the second quarter of 2008 of a charge for CRTC Part II licence fees for the period of September 1, 2006 to June 30, 2008 following the Federal Court of Appeal decision of April 29, 2008;

o	higher operating costs at the specialty channels;

o	higher production costs at the TVA Network.
Partially offset by:
o	favourable impact of increased revenues at the general-interest and specialty channels;

o	decreased selling and administrative expenses at the TVA Network.
•	Operating income from distribution operations was flat in comparison with the same period of 2007.
•	Operating income from publishing operations increased by $1.1 million, mainly as a result of reductions in advertising, marketing and distribution expenses.
Year-to-date
Revenues: $217.5 million, an increase of $17.7 million (8.9%).
•	Revenues from broadcasting operations increased $14.8 million, mainly because of:
o	higher advertising and other revenues at the TVA Network;

o	higher subscription and advertising revenues at the specialty channels;

o	higher revenues from Shopping TVA, commercial production and the Internet.
•	Distribution revenues increased $0.4 million, primarily as a result of higher television and video revenues, partially offset by a decrease in revenues from theatrical releases.
•	Publishing revenues increased $1.3 million, primarily as a result of increases in custom publishing operations, combined with increases in advertising, newsstand and subscription revenues.
Operating income: $33.1 million, an increase of $8.3 million (33.5%).
•	Operating income from broadcasting operations increased $4.4 million, mainly because of:
o	impact of revenue growth at the TVA Network and the specialty channels;

o	decrease in selling and administrative expenses at the TVA Network.

Partially offset by:
o	unfavourable variance of $4.1 million related to recognition in the second quarter of 2008 of a charge for CRTC Part II licence fees for the period of September 1, 2006 to June 30, 2008 following the Federal Court of Appeal decision of April 29, 2008;

o	higher content and production costs at the TVA Network and Sun TV;

o	higher operating costs at the general-interest channels.
•	Operating income from distribution operations showed a $2.1 million improvement, mainly as a result of costs related to a larger number of film releases in the first half of 2007 than the same period of 2008.
•	Operating income from publishing operations increased by $1.7 million, mainly as a result of the impact of the revenue increase and reductions in advertising, marketing and distribution expenses.
Cash flows from operations
Quarterly cash flows from segment operations: $16.8 million in the second quarter of 2008, compared with $19.3 million in the same period of 2007 (Table 8).
•	The $2.5 million decrease was due primarily to a $2.1 million increase in additions to property, plant and equipment resulting mainly from expenditures related to the migration to HD television.
Year-to-date cash flows from segment operations: $25.7 million in the first half of 2008, compared with $18.5 million in the same period of 2007, a $7.2 million increase (Table 8).
•	The $8.3 million increase in operating income was partially offset by a $1.1 million increase in additions to property, plant and equipment, resulting mainly from expenditures related to the migration to HD television and computer equipment purchases.
Table 8: Broadcasting segment
Cash flows from operations
(in millions of Canadian dollars)

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007

Operating income	$21.7	$22.1	$33.1	$24.8
Additions to property, plant and equipment	(4.9)	(2.8)	(7.4)	(6.3)

Cash flows from segment operations	$16.8	$19.3	$25.7	$18.5

Other developments since end of first quarter 2008
In 2003 and 2004, a number of companies, including TVA Group Inc., brought a suit against the Crown before the Federal Court, alleging that the Part II licence fees annually paid by broadcasters constitute, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). On December 14, 2006, the Federal Court decreed that these fees did indeed constitute taxes, that the CRTC was to cease collection of such fees but concluded that the plaintiff companies would not be entitled to a reimbursement of the amounts already paid. The plaintiffs and the defendant both filed an appeal before the Federal Court of Appeal. On October 1, 2007, the CRTC issued a document stating that it would adhere to the decision rendered and that it would not collect, in 2007 or any subsequent years, the Part II licence fees payable on November 30 of each year unless a Superior Court reverses the Federal Court decision. Considering these facts and as a result of the decision of the Superior Court, the Broadcasting segment had reversed its liability of $3.2 million related to these Part II licence fees for the period from September 1, 2006 to September 2007 in the third quarter of 2007. The Company also ceased to record the Part II licence fees.
On April 29, 2008, the Federal Court of Appeal handed down its decision and overturned the December 14, 2006 decision of the Federal Court. The plaintiff companies are in disagreement with this decision and have requested a leave to appeal to the Supreme Court of Canada. The CRTC publicly stated that it will make no attempt to collect outstanding Part ll fees until the earlier of a) the leave to appeal to the Supreme Court of Canada is denied, or b) the judgment of the Federal Court of Appeal is affirmed by the Supreme Court, or c) the matter is settled between the parties. The Company believes in the merit of its request for appeal to the Supreme Court. However, by virtue of the Federal Court of Appeal decision that confirms the right of the CRTC to collect Part II licence fees to which the Company is subject, the Company recorded in the second quarter of 2008 a total liability of $5.7 million in the Broadcasting segment related to the Part II licence fees. This liability is for the period from September 2006 to June 30, 2008, while an amount of $0.8 million and $1.6 million is for the second quarter and the first half of 2008, respectively ($0.8 million and $1.5 million for the second quarter and the first half of 2007, respectively).
Leisure and Entertainment segment
Second quarter 2008
Revenues: $63.7 million, a decrease of $18.0 million (-22.0%).
•	27.1% decrease in revenues at Quebecor Media Book Group, due primarily to the loss of distribution contracts with two publishing houses and decreased sales in the academic segment.
•	18.9% decrease in revenues at Archambault Group Inc. (“Archambault Group”), mainly because of fewer CDs released and distributed and lower retail sales of music.
Operating income: $2.2 million, a decrease of $5.6 million (-71.8%) compared with the second quarter of 2007 due primarily to the impact of the revenue decrease.
Year to date
Revenues: $126.3 million, a decrease of $20.5 million (-14.0%).
•	The revenues of Quebecor Media Book Group and Archambault Group decreased by 19.3% and 10.6% respectively in the first half of 2008, primarily as a result of lower second quarter revenues.
Operating income: $0.6 million, a decrease of $7.0 million (-92.1%) due primarily to the impact of the revenue decrease.
Cash flows from operations
Quarterly cash flows from segment operations: negative $0.1 million in the second quarter of 2008, compared with positive $7.7 million in the same period of 2007 (Table 9).
•	The unfavourable variance of $7.8 million was mainly due to:
o	lower operating income;

o	$2.1 million increase in additions to property, plant and equipment, mainly at Archambault Group essentially as a result of store expansions, renovations and openings.
Year-to-date cash flows from segment operations: negative $3.1 million in the first half of 2008, compared with positive $7.3 million in the same period of 2007 (Table 9).
•	The unfavourable variance of $10.4 million was mainly due to:
o	$7.0 million decrease in operating income;

o	$3.3 million increase in additions to property, plant and equipment.

Table 9: Leisure and Entertainment segment
Cash flows from operations
(in millions of Canadian dollars)

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007

Operating income	$2.2	$7.8	$0.6	$7.6
Additions to property, plant and equipment	(2.3)	(0.2)	(3.7)	(0.4)
Proceeds from disposal of assets	—	0.1	—	0.1

Cash flows from segment operations	$(0.1)	$7.7	$(3.1)	$7.3

Interactive Technologies and Communications segment
Second quarter 2008
Revenues: $23.4 million, an increase of $1.5 million (6.8%).
•	The increase was mainly due to:
o	impact of increased volumes from customers in Europe, particularly France, as well as in Asia, which was partially offset by a decrease in volume from governmental organizations in Québec.
Operating income: $1.8 million, an increase of $0.9 million (100.0%) due primarily to the higher revenues and higher operating margins in Canada and France.
Year-to-date
Revenues: $44.0 million, an increase of $1.1 million (2.6%) essentially due to the same factors as those noted above in the discussion of second quarter results.
Operating income: $1.1 million, a decrease of $0.3 million (-21.4%).
•	The decrease was mainly due to:
o	impact of the decrease in revenues from government customers in Québec;

o	one-time costs related to taking Nurun private, including an impact related to the stock option expense.
Partially offset by:
o	impact of increased revenues in Canada, Europe and Asia;

o	higher operating margins in Canada and France.
Cash flows from operations
Quarterly cash flows from segment operations: $0.9 million in the second quarter of 2008, compared with $0.3 million in the same period of 2007 (Table 10).
•	The $0.6 million increase was due to the higher operating income, which was partially offset by an increase in additions to property, plant and equipment.
Year-to-date cash flows from segment operations: negative $0.3 million in the first half of 2008, compared with negative $0.1 million in the same period of 2007 (see Table 10).

Table 10: Interactive Technologies and Communications segment
Cash flows from operations
(in millions of Canadian dollars)

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007

Operating income	$1.8	$0.9	$1.1	$1.4
Additions to property, plant and equipment	(0.9)	(0.6)	(1.4)	(1.5)

Cash flows from segment operations	$0.9	$0.3	$(0.3)	$(0.1)

Internet/Portals segment
Second quarter 2008
Revenues: $13.2 million, an increase of $1.5 million (12.8%).
•	15.2% increase in revenues of special-interest portals, primarily attributable to revenue growth at the autonet.ca site resulting mainly from the acquisition of ASL Ltd. and higher revenues at the jobboom.com site.
•	8.7% increase in revenues of the general-interest portals, due essentially to new websites.
Operating income: $1.1 million, a decrease of $0.3 million (-21.4%) due mainly to the impact of the cost of introducing a new business development strategy and investment in new products.
Year-to-date
Revenues: $25.2 million, an increase of $2.1 million (9.1%).
•	Revenues increased by 9.5% for the general-interest portals and 8.6% for the special-interest portals, essentially due to the same factors as those noted above in the discussion of second quarter results.
Operating income: $1.3 million, a decrease of $1.8 million (-58.1%) due mainly to the same factors as those noted above in the discussion of second quarter results.
Cash flows from operations
Quarterly cash flows from segment operations: negative $1.5 million in the second quarter of 2008, compared with negative $0.1 million in the same period of 2007 (Table 11).
•	The unfavourable variance of $1.4 million was due primarily to an increase in additions to property, plant and equipment caused mainly by investment in computer projects, and to the decrease in operating income.
Year-to-date cash flows from segment operations: negative $2.9 million in the first half of 2008, compared with positive $0.7 million in the same period of 2007, an unfavourable variance of $3.6 million essentially due to the business development and investment in new products strategy (Table 11).

Table 11: Internet/Portals segment
Cash flows from operations
(in millions of Canadian dollars)

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007

Operating income	$1.1	$1.4	$1.3	$3.1
Additions to property, plant and equipment	(2.6)	(1.5)	(4.2)	(2.4)

Cash flows from segment operations	$(1.5)	$(0.1)	$(2.9)	$0.7

CASH FLOWS AND FINANCIAL POSITION
Operating activities
Second quarter 2008
Cash flows provided by continuing operations: $195.4 million in the second quarter of 2008, compared with $173.5 million in the same quarter of 2007.
•	The $21.9 million increase was mainly due to:
o	$46.9 million increase in operating income.
Partially offset by:
o	increase in the cash interest expense, mainly as a result of higher indebtedness.
Year to date
Cash flows provided by continuing operations: $245.6 million in the first half of 2008, compared with $262.7 million in the same period of 2007.
•	The $17.1 million decrease was mainly due to:
o	decrease in liabilities related to stock options, including the impact of disbursements of $89.2 million in connection with the exercise of options;

o	increase in the cash interest expense, mainly as a result of higher indebtedness.
Largely offset by:
o	$111.1 million increase in operating income.
Financing activities
Consolidated debt: increase of $450.9 million in the first six months of 2008.
•	The increase was due mainly to:
o	issuance by Videotron of US$455.0 million aggregate principal amount of Senior Notes for net proceeds of $449.3 million before financing expenses;

o	estimated $75.5 million unfavourable impact of exchange rate fluctuations. The increase in this item is generally offset by a decrease in the value of the cross-currency swap agreements entered under “Derivative financial instruments”;

o	increased drawings on the revolving bank credit facilities of TVA Group in the amount of $45.6 million.
Partially offset by:
o	decreased drawings on the revolving bank credit facilities and bank borrowings of Videotron in the aggregate amount of $110.2 million;

o	mandatory debt repayments in the amount of $12.9 million, mainly by Quebecor Media.
•	The increase in long-term debt was used to finance a cash deposit in trust totalling $217.9 million in connection with the 3G spectrum auction, business acquisitions, additions to property, plant and equipment, and for general purposes. The business acquisitions included buyouts of minority interests in Nurun for a consideration of $75.0 million when Nurun Inc. was taken private, and in TVA Group for a consideration of $51.4 million under its Substantial Issuer Bid.
•	Net liabilities related to derivative financial instruments decreased from $538.5 million as of December 31, 2007 to $484.6 million as of June 30, 2008. The decrease in liabilities caused by the fluctuation of the Canadian dollar against the U.S. dollar and by changes in estimates of the fair value of derivative financial instruments (see “Changes in accounting policies and accounting estimates” below) was partially offset by the unfavourable combined effect of interest rate fluctuations in Canada and the United States.
•	April 8, 2008: Videotron amended its senior secured credit facility to increase commitments under the facility from $450.0 million to $575.0 million and extend the maturity date to April 2012. Videotron may further increase commitments under the facility by an additional $75.0 million subject to certain conditions, bringing the total to $650.0 million.
Investing activities
Second quarter 2008
Additions to property, plant and equipment: $122.9 million in the second quarter of 2008, compared with $86.6 million in the same quarter of 2007.
•	The $36.3 million increase was primarily due to spending on network modernization by the Cable segment.
Business acquisitions (including buyouts of minority interest): $52.2 million, compared with $1.8 million in the second quarter of 2007.
•	The increase was mainly due to the repurchase of 3,000,642 Class B shares of TVA Group for an aggregate cash consideration of $51.4 million in the second quarter of 2008.
Year to date
Additions to property, plant and equipment: $259.3 million in the first half of 2008, compared with $197.7 million in the same period of 2007.
•	The $61.6 million increase was primarily due to phase two of the project to acquire new presses and network investments by the Cable segment.
Business acquisitions (including buyouts of minority interest): $138.5 million, compared with $5.8 million in the first half of 2007.
•	All outstanding Common Shares of Nurun not already held were acquired in the first quarter of 2008 for a total cash consideration of $75.0 million.
•	3,000,642 TVA Group Class B Shares were repurchased in the second quarter of 2008 for a total cash consideration of $51.4 million.
•	Certain businesses, primarily in the Internet/Portals and Newspapers segments, were acquired in the first quarter of 2008 for a total cash consideration of $7.1 million and contingent considerations that could total $7.0 million subject to the satisfaction of specific conditions.
•	A $5.0 million payment was made in connection with the acquisition of Sogides Group Inc. in 2005.
Financial Position at June 30, 2008
Net available liquid assets: $860.1 million for the Company and its wholly owned subsidiaries, consisting in cash reserves of $180.8 million including amounts in trust, and undrawn lines of credit of $679.3 million available, net of a $99.3 million letter of credit issued in connection with the spectrum auction for Advanced Wireless Services (3G).

Consolidated debt: $3.49 billion, compared with $3.04 billion at December 31, 2007, an increase of $450.9 million (see “Financing activities” above).
•	The consolidated debt included Videotron’s $1.32 billion debt ($960.8 million at December 31, 2007), Sun Media Corporation’s $250.0 million debt ($225.1 million at December 31, 2007), Osprey Media’s $132.4 million debt ($145.2 million at December 31, 2007), TVA Group’s $101.8 million debt ($56.1 million at December 31, 2007), and Quebecor Media’s $1.69 billion debt ($1.65 billion at December 31, 2007).
Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions). The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries and through the dividends paid by the publicly listed subsidiary TVA Group.
Pursuant to their financing agreements, the Company and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these agreements include debt service coverage ratio and debt ratio (long-term debt over operating income). At June 30, 2008, the Company was in compliance with all required financial ratios.
Participation in spectrum auction for Advanced Wireless Services
On July 21, 2008, Quebecor Media announced that it held standing high bids in the amount of $554.6 million on 17 operating licences for AWS. In addition to that amount, Quebecor Media expects to incur significant operating expenses and capital expenditures to build out and launch this service in the markets in which it has been granted licenses.
Contractual obligations
At June 30, 2008, material contractual obligations included capital repayment and interest on long-term debt; operating lease arrangements; capital asset purchases, acquisition of AWS licences and other commitments; and obligations related to derivative financial instruments. Table 12 below shows a summary of contractual obligations.
Table 12
Contractual obligations of Quebecor Media at June 30, 2008
(in millions of Canadian dollars)

		Under			5 years
	Total	1 year	1-3 years	3-5 years	or more

Long-term debt	$3,513.3	$27.9	$337.2	$625.4	$2,522.8
Interest payments[1]	2,000.9	283.3	555.9	536.1	625.6
Operating leases	174.5	52.1	60.4	33.0	29.0
Additions to property, plant and equipment, and other commitments	771.4	728.1	27.5	5.5	10.3
Derivative financial instruments[2]	421.2	0.5	1.0	154.4	265.3

Total contractual obligations	$6,881.3	$1,091.9	$982.0	$1,354.4	$3,453.0

[1]	Estimated interest payable on long-term debt, based on interest rates, hedging interest rates and hedging foreign exchange rates as of June 30, 2008.

[2]	Estimated future disbursements related to foreign exchange hedging of derivative financial instruments.
On March 31, 2008, Quebecor Media qualified as a new market entrant in the spectrum auction for AWS. As a result of the spectrum auction that ended on July 21, 2008, the aggregate amount of standing high bids that Quebecor Media held for the 17 new spectrum licences for AWS covering all of the province of Québec and certain areas of Ontario equals $554.6 million. On August 5, 2008, Quebecor Media paid an initial amount of $110.9 million for the purchase of these licenses while the remaining balance of $443.7 million is required to be paid within 30 business days of the close of the auction.

Financial instruments
Quebecor Media uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.
In the normal course of business, Quebecor Media and its subsidiaries are exposed to fluctuations in interest rates and exchange rates. The Company and its subsidiaries manage this exposure through staggered maturities and an optimal balance of fixed- and variable-rate debt.
As at June 30, 2008, Quebecor Media was using derivative financial instruments to reduce its exchange rate and interest rate exposure. The Company has entered into foreign-exchange forward contracts and cross-currency swap arrangements to hedge the foreign currency risk exposure on the entirety of its U.S. dollar-denominated long-term debt. Quebecor Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on its long-term debt.
Quebecor Media has also entered into currency forward contracts in order to hedge the planned purchase, in U.S. dollars, of digital set-top boxes, modems and other equipment in the Cable segment, and for other purposes. As well, Quebecor Media has entered into currency forward contracts in order to hedge the contractual instalments, in euros and Swiss Francs, on purchases of printing presses and related equipment.
The Company does not hold or use any derivative instruments for trading purposes.
The fair value of derivative financial instruments is estimated using period-end market rates adjusted to reflect the Company’s non-performance risk (see Table 13).
Table 13: Quebecor Media Inc.
Fair value of derivative financial instruments
(in millions of dollars)

June 30, 2008
Book value
	Notional	and fair value
	value	asset (liability)

Derivative financial instruments
Interest rate swap agreements	CA$ 89.1	$—
Foreign-exchange forward contracts
- In US$	US$ 70.0	0.9
- In €	€ 12.4	—
- In CHF	CHF 5.8	—
Cross-currency interest rate swap agreements	US$ 3,052.1	(485.5)

In the second quarter of 2008, Quebecor Media recorded a $12.8 million gain on embedded derivative financial instruments that are not closely related to the host contracts and derivative financial instruments for which hedge accounting is not used ($25.2 million loss in the second quarter of 2007). A foreign-exchange gain of $1.9 million ($14.6 million in the second quarter of 2007) was recognized in connection with the financial instruments hedged by these derivatives. In the second quarter of 2008, Quebecor Media recorded a $11.3 million gain on the ineffective portion of fair value hedging relationships ($0.4 million gain in the second quarter of 2007). Finally, a $67.8 million loss was recorded under other comprehensive income in the second quarter of 2008 in relation to cash flow hedging relationships ($4.2 million in the second quarter of 2007).
In the first half of 2008, Quebecor Media recorded a $15.7 million gain on embedded derivative financial instruments that are not closely related to the host contracts and derivative financial instruments for which hedge accounting is not used ($27.2 million loss in the first half of 2007). A foreign-exchange loss of $3.8 million ($15.9 million gain in the first half of 2007) was recognized in connection with the financial instruments hedged by these derivatives. In the first half of 2008, Quebecor Media recorded a $7.7 million gain on the ineffective portion of fair value hedging relationships ($3.3 million gain in the first half of 2007). Finally, a $41.0 million loss was recorded in other comprehensive income in the first half of 2008 in relation to cash flow hedging relationships ($5.4 million net gain in the same period of 2007).
Related Party Transactions
The following describes transactions in which the Company and its directors, executive officers and affiliates are involved. The Company believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.
On January 21, 2008, Quebecor World Inc. placed itself under the protection of the Companies’ Creditors Arrangement Act. These procedures will have no material impact on the operations of Quebecor Media. Since that date, Quebecor World is no longer considered as a related party.
Management Arrangements
Quebecor has entered into management arrangements with Quebecor Media. Under these management arrangements, Quebecor and Quebecor Media provide mutual management services on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of our executive officers who also serve as executive officers of Quebecor. In the second quarter of 2008, Quebecor Media received a total of $0.75 M in management fees from Quebecor, the same amount as in the second quarter of 2007. For the first six months of 2008, Quebecor Media received a total of $1.5 M in management fees from Quebecor, the same amount as for the first six months of 2007.
In the second quarter of 2008, Quebecor Media also paid management fees of $0.2 M and $0.1 M respectively to its shareholders Quebecor and CDP Capital d’Amérique Investissements inc. (“CDP Capital”), the same amounts as for the second quarter of 2007. For the first six months of 2008, Quebecor Media paid management fees of $0.3 M and $0.3 M respectively to its shareholders Quebecor and CDP Capital, the same amounts as for the first six months of 2007.
Lease Arrangements
Quebecor and other related parties lease office space to Quebecor Media. In the second quarter of 2008, the aggregate rent expense paid to Quebecor and other related parties was $0.6 M, compared with $0.6 M for the same period of 2007. During the first six months of 2008, the aggregate rent expense paid to Quebecor and other related parties was $1.3 M, compared with $1.3 M for the same period of 2007.
Other Services
Quebecor Media and its subsidiaries have incurred expenses and earned revenues for services as part of transactions with affiliated companies. Quebecor Media conducts all of its business with affiliated companies on a commercial, arms-length basis and records the transactions at the exchange value. The aggregate purchases from the affiliated companies amounted to $1.5 M in the second quarter of 2008 ($1.1 M in the second quarter of 2007). The total revenues from affiliated companies were $0.1 M in the second quarter of 2008 (none in the second quarter of 2007). The aggregate purchases from the affiliated companies amounted to $2.5 M in the first six months of 2008 ($1.6 M for the same period of 2007). The total revenues from affiliated companies were $0.2 M in the first six months of 2008 ($0.1 M for the first six months of 2007).
As at June 30, 2008, cash and cash equivalents totalling $21.9 M ($19.3 M as at June 30, 2007) have been invested by Nurun on a revolving basis in Quebecor under the terms of a cash management agreement providing for the consolidation of bank operations. These advances on demand bear interest at prime rate. During the second quarter of 2008, Nurun received interest of $0.3 M ($0.3 M in the second quarter of 2007) from Quebecor. During the first six months of 2008, Nurun received interest of $0.5 M ($0.5 M for the same period of 2007).
Long-term debt composition and maturities
In the normal course of business, Quebecor Media and its subsidiaries are exposed to fluctuations in interest rates and exchange rates. Quebecor Media manages this exposure through staggered maturities and an optimal balance of fixed and variable rate debt. The weighted average term of Quebecor Media’s consolidated debt was approximately 6.4 years as of June 30, 2008. The debt comprises approximately 64.0 % fixed-rate debt and 36.0 % floating-rate debt.
As of June 30, 2008, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, is as follows:

Table 13
Aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter

Twelve month period ending June 30
(in millions of Canadian dollars)
2009	27.9
2010	146.1
2011	191.1
2012	33.3
2013	592.1
2014 and thereafter	2,522.8
Changes in Accounting Policies and Accounting Estimates
Changes in Accounting Policies
On January 1, 2008, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories, and related disclosures. The adoption of this new section had no impact on the consolidated financial statements.
On January 1, 2008, the Company adopted the CICA Section 1535, Capital Disclosures, Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These sections relate to disclosures and presentation of information and did not affect the consolidated financial results. All the disclosure requirements related to these new accounting standards are presented in note 14 of the consolidated financial statements.
Current changes in accounting estimates
The Company estimates the fair value of its derivative financial instruments using a discounted cash flow valuation technique, since no quoted market prices exist for such instruments. During the second quarter of 2008, the Company made some amendments to the technique used in measuring the fair value of its derivatives in a liability position. These amendments change the way the Company factored its non-performance risk into its valuation technique, considering market development and recent accounting guidelines. As a result of these changes, the fair value of these derivatives was decreased by $37.6 million, the gain on valuation and translation of financial instruments was increased by $16.5 million ($13.7 million net of income taxes) and comprehensive income was increased by $21.1 million ($18.3 million net of income taxes).
Recent Accounting Developments in Canada
In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to AcG-11, Enterprises in the Development Stage. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard.
In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The Company will be required to report under IFRS for its 2011 interim and annual financial statements. The Company is currently assessing the impacts of the IFRS convergence initiative.

Recent Accounting Developments in the United States
On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards No.157, “Fair Value Measurements” (SFAS 157) that enhance guidance for using fair value to measure assets and liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-1, “Application of SFAS 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” which removes certain leasing transactions from the scope of SFAS No. 157, and FSP FAS 157-2, “Effective Date of SFAS 157,” which defers the effective date of SFAS 157 for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is still in the process of evaluating this standard with respect to its effect on non-financial assets and liabilities and has not yet determined the impact that it will have on its financial statements upon full adoption in 2009.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (SFAS No. 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Company adopted SFAS 159 on January 1, 2008 with no impact on its consolidated financial statements.
In December 2007, the FASB issued SFAS 141 (Revised 2007), Business Combinations (SFAS 141R), and SFAS 160, Noncontrolling Interests in Consolidated Financial Statements (SFAS 160), to improve and converge internationally the accounting for business combinations, the reporting of noncontrolling interests in consolidated financial statements, accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS 141R apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008 and SFAS 160 shall be affective as of the beginning of 2009. The Company is currently evaluating the impact of adopting SFAS 141R and SFAS 160 on its consolidated financial statements.
Forward-looking statements
This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business strategies and certain plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission;

•	unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies, which includes our strategy of becoming a facilities based wireless provider, and manage our growth and expansion;

•	our ability to continue to distribute a wide range of television programming and to attract large audiences and readership;

•	variations in the cost, quality and variety of our television programming;

•	cyclical and seasonal variations in our advertising revenue;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.
We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20F, included under the section “Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission, or the SEC.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

REVENUES

Cable	$447.5	$371.9	$878.1	$730.7
Newspapers	307.5	241.8	574.9	462.1
Broadcasting	111.0	106.5	217.5	199.8
Leisure and Entertainment	63.7	81.7	126.3	146.8
Interactive Technologies and Communications	23.4	21.9	44.0	42.9
Internet/Portals	13.2	11.7	25.2	23.1
Head office and inter-segment	(24.0)	(20.2)	(46.6)	(39.0)

	942.3	815.3	1,819.4	1,566.4

Cost of sales and selling and administrative expenses	660.5	580.4	1,285.2	1,143.3
Amortization	80.0	71.9	158.1	141.8
Financial expenses (note 3)	73.7	49.1	141.1	99.2
(Gain) loss on valuation and translation of financial instruments (note 4)	(26.0)	10.2	(19.6)	13.2
Reserve for restructuring of operations (note 5)	1.3	5.1	2.9	12.1

INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	152.8	98.6	251.7	156.8
Income taxes:
Current	3.4	(4.1)	2.3	(6.1)
Future	29.6	10.3	70.4	29.8

	33.0	6.2	72.7	23.7

	119.8	92.4	179.0	133.1
Non-controlling interest	(7.3)	(8.4)	(10.0)	(8.4)

INCOME FROM CONTINUING OPERATIONS	112.5	84.0	169.0	124.7
Income from discontinued operations	—	4.7	2.3	5.2

NET INCOME	$112.5	$88.7	$171.3	$129.9

See accompanying notes to consolidated financial statements.

1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Income from continuing operations before amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, reserve for restructuring of operations, income taxes and non-controlling interest

Cable	$182.2	$145.7	$378.1	$294.7
Newspapers	72.6	54.7	118.4	89.2
Broadcasting	21.7	22.1	33.1	24.8
Leisure and Entertainment	2.2	7.8	0.6	7.6
Interactive Technologies and Communications	1.8	0.9	1.1	1.4
Internet/Portals	1.1	1.4	1.3	3.1
Head Office	0.2	2.3	1.6	2.3

	$281.8	$234.9	$534.2	$423.1

Amortization
Cable	$57.0	$54.9	$113.5	$108.9
Newspapers	15.7	10.2	30.4	19.6
Broadcasting	3.5	3.4	6.9	6.6
Leisure and Entertainment	1.9	2.1	3.7	4.1
Interactive Technologies and Communications	1.0	0.7	1.9	1.5
Internet/Portals	0.8	0.4	1.5	0.7
Head Office	0.1	0.2	0.2	0.4

	$80.0	$71.9	$158.1	$141.8

Additions to property, plant and equipment
Cable	$105.7	$68.8	$202.1	$157.1
Newspapers	6.5	12.7	40.5	29.9
Broadcasting	4.9	2.8	7.4	6.3
Leisure and Entertainment	2.3	0.2	3.7	0.4
Interactive Technologies and Communications	0.9	0.6	1.4	1.5
Internet/Portals	2.6	1.5	4.2	2.4
Head Office	—	—	—	0.1

	$122.9	$86.6	$259.3	$197.7

See accompanying notes to consolidated financial statements.

2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Net income	$112.5	$88.7	$171.3	$129.9

Other comprehensive income
Unrealized (loss) gain on translation of net investments in foreign operations	(0.4)	(1.3)	1.9	(1.4)
Unrealized (loss) gain on derivative instruments, including income taxes recovery of $9.7 million and $0.5 million in the three-month and six-month periods ended June 30, 2008 (income taxes recovery of $9.8 million and $9.3 million in 2007)	(58.1)	5.6	(40.5)	14.7

	(58.5)	4.3	(38.6)	13.3

COMPREHENSIVE INCOME	$54.0	$93.0	$132.7	$143.2

See accompanying notes to consolidated financial statements.
CONSOLIDATED STATEMENTS OF DEFICIT
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Deficit at beginning of period	$2,469.9	$2,715.9	$2,528.7	$2,745.8
Net income	(112.5)	(88.7)	(171.3)	(129.9)

	2,357.4	2,627.2	2,357.4	2,615.9

Dividends	—	11.2	—	22.5

Deficit at end of period	$2,357.4	$2,638.4	$2,357.4	$2,638.4

See accompanying notes to consolidated financial statements.

3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Cash flows related to operations
Income from continuing operations	$112.5	$84.0	$169.0	$124.7
Adjustments for:
Amortization of property, plant and equipment	73.9	69.6	146.4	137.1
Amortization of charges and of other assets	6.1	2.3	11.7	4.7
(Gain) loss on valuation and translation of financial instruments (note 4)	(26.0)	10.2	(19.6)	13.2
Amortization of financing costs and long-term debt discount	2.3	1.0	4.3	2.0
Non-controlling interest	7.3	8.4	10.0	8.4
Future income taxes	29.6	10.3	70.4	29.8
Other	1.7	(3.6)	2.2	(6.6)

	207.4	182.2	394.4	313.3
Net change in non-cash balances related to operations	(12.0)	(8.7)	(148.8)	(50.6)

Cash flows provided by continuing operations	195.4	173.5	245.6	262.7
Cash flows provided by discontinued operations	—	0.9	—	1.4

Cash flows provided by operations	195.4	174.4	245.6	264.1

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents (note 7)	(52.2)	(1.8)	(138.5)	(5.8)
Business disposals, net of cash and cash equivalents	—	—	1.2	—
Additions to property, plant and equipment	(122.9)	(86.6)	(259.3)	(197.7)
Additions to other assets	(2.9)	(1.2)	(6.5)	(1.3)
Increase in cash and cash equivalent in trust (note 12)	(217.9)	—	(217.9)	—
Other	1.2	1.4	1.4	3.9

Cash flows used in investing activities	(394.7)	(88.2)	(619.6)	(200.9)

Cash flows related to financing activities
Net (decrease) increase in bank indebtedness	(15.0)	(10.9)	22.6	(9.8)
Issuance of long-term debt, net of financing fees (note 8)	449.3	2.0	449.8	10.3
Net repayments under revolving bank facilities	(226.9)	(59.8)	(86.6)	(24.1)
Repayment of long-term debt	(4.5)	(5.1)	(12.9)	(10.4)
Dividends	—	(11.2)	—	(22.5)
Other	(0.8)	(0.3)	1.1	(1.1)

Cash flows provided by (used in) financing activities	202.1	(85.3)	374.0	(57.6)

Net increase in cash and cash equivalents	2.8	0.9	—	5.6
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(0.1)	(0.5)	0.3	(0.5)
Cash and cash equivalents at beginning of period	23.7	38.8	26.1	34.1

Cash and cash equivalents at end of period	$26.4	$39.2	$26.4	$39.2

Cash and cash equivalents consist of
Cash	$4.0	$8.6	$4.0	$8.6
Cash equivalents	22.4	30.6	22.4	30.6

	$26.4	$39.2	$26.4	$39.2

Cash interest payments	$76.4	$48.0	$134.0	$103.7
Cash income tax payments (net of refunds)	4.1	1.2	16.2	(0.9)

See accompanying notes to consolidated financial statements.

4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)
(unaudited)

	June 30	December 31
	2008	2007

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$26.4	$26.1
Cash and cash equivalents in trust and temporary investments (note 12)	218.1	0.2
Accounts receivable	466.7	496.0
Income taxes	8.9	10.5
Amounts receivable from parent company and companies under common control	3.8	1.9
Inventories and investments in televisual products and movies	160.2	169.0
Prepaid expenses	42.6	32.7
Future income taxes	96.2	153.6

	1,022.9	890.0

PROPERTY, PLANT AND EQUIPMENT	2,213.0	2,110.2
FUTURE INCOME TAXES	41.3	57.4
OTHER ASSETS	438.3	422.0
GOODWILL	4,141.9	4,081.3

	$7,857.4	$7,560.9

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$38.9	$16.3
Accounts payable and accrued charges	591.9	756.0
Deferred revenue	209.0	202.7
Income taxes	6.4	19.2
Current portion of long-term debt (note 8)	27.9	24.7

	874.1	1,018.9

LONG-TERM DEBT (note 8)	3,427.9	3,002.8
DERIVATIVE FINANCIAL INSTRUMENTS (note 14)	487.6	538.7
OTHER LIABILITIES	93.6	103.5
FUTURE INCOME TAXES	298.5	292.5
NON-CONTROLLING INTEREST	95.4	154.2

SHAREHOLDERS’ EQUITY
Capital stock (note 9)	1,752.4	1,752.4
Contributed surplus (note 11)	3,214.5	3,217.2
Deficit	(2,357.4)	(2,528.7)
Accumulated other comprehensive (loss) income (note 10)	(29.2)	9.4

	2,580.3	2,450.3

Guarantees and commitments (note 12)
Contingencies (note 13)

	$7,857.4	$7,560.9

See accompanying notes to consolidated financial statements.

5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month and six-month periods ended June 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

Quebecor Media Inc. (the “Company”) operates in the following industry segments: Cable, Newspapers, Broadcasting, Leisure and Entertainment, Interactive Technologies and Communications and Internet/Portals. The Cable segment offers television distribution, Internet, business solutions, telephony and wireless services in Canada and operates in the rental of digital video discs (“DVD” units) and games. The Newspapers segment includes the printing, publishing and distribution of daily newspapers, weekly newspapers and directories in Canada. The Broadcasting segment operates French- and English-language general-interest television networks, specialized television networks, magazine publishing and movie distribution businesses in Canada. The Leisure and Entertainment segment combines book publishing and distribution, retail sales of CDs, books, videos, musical instruments and magazines in Canada, online sales of downloadable music and music production and distribution in Canada and Europe. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia. The Internet/Portals segment operates Internet sites in Canada, including French- and English-language portals and specialized sites.
1.	BASIS OF PRESENTATION
These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The same accounting policies as described in the Company’s latest annual consolidated financial statements have been used with the exception of the changes described in note 2 below. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto. In the opinion of management, these consolidated financial statements contain all the adjustments considered necessary.
Some of the Company’s businesses experience significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Company depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, in some of the Company’s segments, a component of sales is based on one-time retail transactions rather than subscriptions or long-term agreements, and therefore is influenced by vulnerability to seasonal weather changes. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.
Certain comparative figures for previous periods have been reclassified to conform to the presentation adopted for the three-month and six-month periods ended June 30, 2008.
2.	CHANGES IN ACCOUNTING POLICIES AND ESTIMATES
Current changes in accounting policies
On January 1, 2008, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories and related disclosures. The adoption of this new section had no impact on the consolidated financial statements.
On January 1, 2008, the Company adopted the CICA Section 1535, Capital Disclosures, Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These sections relate to disclosures and presentation of information and did not affect the consolidated financial results. All the disclosure requirements related to these new accounting standards are presented in note 14.

6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month and six-month periods ended June 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

2.	CHANGES IN ACCOUNTING POLICIES AND ESTIMATES (continued)

Current changes in accounting estimates

The Company estimates the fair value of its derivative financial instruments using a discounted cash flow valuation technique, since no quoted market prices exist for such instrument. During the second quarter of 2008, the Company made some amendments to the technique used in measuring the fair value of its derivatives in a liability position. These amendments change the way the Company factored its non-performance risk in its valuation technique, considering market development and recent accounting guidelines. As a result of these changes, the fair value of these derivatives were decreased by $37.6 million, the gain on valuation and translation of financial instruments was increased by $16.5 million ($13.7 million net of income taxes) and comprehensive income was increased by $21.1 million ($18.3 million net of income taxes).

Future changes in accounting policies

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to AcG-11, Enterprises in the Development Stage. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether those assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard.

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The Company will be required to report under IFRS for its 2011 interim and annual financial statements. The Company is currently assessing the impacts of the IFRS convergence initiative.

3.	FINANCIAL EXPENSES

	Three months ended		Six months ended
		June 30		June 30
	2008	2007	2008	2007

Interest on long-term debt	$71.5	$52.3	$135.6	$104.9
Amortization of financing costs and long-term debt discount	2.3	1.0	4.3	2.0
Investment income	(1.4)	(0.5)	(1.5)	(1.0)
Other	1.3	(2.4)	2.7	(4.3)

	73.7	50.4	141.1	101.6
Interest capitalized to cost of property, plant and equipment	—	(1.3)	—	(2.4)

	$73.7	$49.1	$141.1	$99.2

7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

4.	(GAIN) LOSS ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

(Gain) loss on embedded derivatives and derivative instruments for which hedge accounting is not used	$(12.8)	$25.2	$(15.7)	$27.2
(Gain) loss on foreign currency translation of financial instruments for which hedge accounting is not used	(1.9)	(14.6)	3.8	(15.9)
Gain on the ineffective portion of fair value hedges	(11.3)	(0.4)	(7.7)	(3.3)
Loss on revaluation of the Additional Amount payable	—	—	—	5.2

	$(26.0)	$10.2	$(19.6)	$13.2

5.	RESERVE FOR RESTRUCTURING OF OPERATIONS

During the three-month and six-month periods ended June 30, 2008, restructuring costs of $1.3 million and $2.9 million, respectively, were recorded; they mainly relate to the elimination of positions in several of the Newspaper segment publications.

6.	PENSION PLANS

The Company maintains defined benefit and defined contribution pension plans for its employees. The total costs were as follows:

	Three months ended		Six months ended
		June 30		June 30
	2008	2007	2008	2007

Pension plans:
Defined benefit plans	$5.7	$5.7	$12.2	$12.2
Defined contribution plans	2.9	2.7	5.7	5.7

	$8.6	$8.4	$17.9	$17.9

7.	BUSINESS ACQUISITIONS

During the six-month period ended June 30, 2008, the Company acquired or increased its interest in several businesses and has accounted for these by the purchase method. Certain purchase price allocations are preliminary and should be finalized as soon as Company management has gathered all the significant information believed to be available and considered necessary. The results of operations of these businesses have been included in the Company’s consolidated financial statements from the dates of their respective acquisitions. The following transactions were made during the first six months of 2008:
▪	On June 2, 2008, TVA Group Inc., Broadcasting segment, repurchased 3,000,642 Class B shares at a price of $17.00 per share under a substantial issuer bid for a total cash consideration of $51.4 million, resulting in preliminary goodwill of $4.9 million. The Company’s equity interest in TVA Group Inc. increased from 45.24% to 50.89% after this transaction.

▪	In February 2008, the Company acquired all of the non-controlling interest in Nurun Inc., Interactive Technologies and Communications segment, pursuant to its offer to purchase the shares at a price of $4.75 per common share for a total cash consideration of $75.0 million, resulting in preliminary goodwill of $41.9 million. Common Shares of Nurun Inc. were delisted from the Toronto Stock Exchange after this transaction.

8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

7.	BUSINESS ACQUISITIONS (continued)
▪	The Company paid an earn-out of $5.0 million during the first quarter of 2008 in relation to the acquisition of Sogides Group Inc., Leisure and Entertainment segment, in 2005. The payment was recorded as goodwill.

▪	The Company acquired businesses in the Internet/Portals segment and in the Newspapers segment for a total cash consideration of $7.1 million and additional contingent payments totalling $7.0 million, based on the achievement of specific conditions. These acquisitions resulted in preliminary goodwill of $6.9 million.
8.	LONG-TERM DEBT

On April 8, 2008, Videotron Ltd. entered into amendments to its Senior Secured Credit Facility pursuant to which commitments under the Senior Secured Credit Facility were increased from $450.0 million to $575.0 million and the maturity of the facility was extended to April 2012. Pursuant to these amendments, Videotron Ltd. may, subject to certain conditions, increase the commitments under the Senior Secured Credit Facility by an additional $75.0 million (for aggregate commitments of $650.0 million). Videotron Ltd. has agreed, in accordance with the terms of its credit facilities, and subject to approval by Industry Canada, to cause the Company’s subsidiary participating in the spectrum auction for Advanced Wireless Services (“AWS”) to transfer to Videotron Ltd. or one of its subsidiaries all Québec licenses, as well as all of the other licences obtained in the spectrum auction if they are paid for by way of a drawdown under Videotron Ltd.’s credit facilities (note 12).

On April 15, 2008, Videotron Ltd. issued US$455.0 million in aggregate principal amount of Senior Notes at a discount price of 98.43% for net proceeds of $457.3 million, before financing fees of $8.0 million. The new Senior Notes bear interest at 9.125% for an effective interest rate of 9.375% and will mature on April 15, 2018. These notes are unsecured and contain certain restrictions for Videotron Ltd., including limitations on its ability to incur additional indebtedness, to pay dividends or make other distributions. The notes are guaranteed by specific subsidiaries of Videotron Ltd. and are redeemable at the option of Videotron Ltd. at a decreasing premium, commencing April 15, 2013. Videotron Ltd. has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency interest rate swaps, under which all payments have been set in Canadian dollars.

Components of the long-term debt as of the reporting date were as follows:

	June 30,	December 31,
	2008	2007

Long-term debt	$3,513.3	$3,077.8
Change in fair value related to hedged interest rate risks	(19.4)	(24.1)
Adjustment related to embedded derivatives	4.9	11.4
Financing fees, net of amortization	(43.0)	(37.6)

	3,455.8	3,027.5
Less current portion	27.9	24.7

	$3,427.9	$3,002.8

9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

9.	CAPITAL STOCK
(a)	Authorized capital stock:

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue:
•	An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend generally equivalent to the Company’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.00% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.
An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Company.
(b)	Issued capital stock

	Common Shares
	Number	Amount

Balance as of December 31, 2007 and June 30, 2008	123,602,807	$1,752.4

10

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

9.	CAPITAL STOCK (continued)
(c)	Stock-based compensation

The following table provides details of changes to outstanding options in the main stock-based compensation plans of the Company and its subsidiaries for the six-month period ended June 30, 2008:

	Outstanding options
		Weighted average
	Number	exercise price

Quebecor Media Inc.

As of December 31, 2007:	7,029,857	$32.25
Granted	24,000	50.51
Exercised	(2,712,913)	18.83
Cancelled	(56,481)	39.71

As of June 30, 2008	4,284,463	$40.75

Vested options as of June 30, 2008	141,858	$25.44

TVA Group Inc.

As of December 31, 2007 and as of June 30, 2008	983,693	$16.16

Vested options as of June 30, 2008	133,761	$19.54

During the three-month and six-month periods ended June 30, 2008, a net reversal of the consolidated compensation charge related to all stock-based compensation plans was recorded in the amount of $ 0.7 million and $ 2.7 million, respectively (a net charge of $17.7 million and $25.9 million, respectively, was recorded in 2007).

During the three-month and six-month periods ended June 30, 2008, 50,730 and 2,712,913 stock options were exercised for a cash consideration of $1.1 million and $89.2 million, respectively.
10.	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

	Translation of net
	investments in	Cash flow
	foreign operations	hedges	Total

Balance as of December 31, 2006	$(1.1)	$—	$(1.1)

Cumulative effect of changes in accounting policies	—	(35.5)	(35.5)
Other comprehensive (loss) income, net of income taxes	(1.4)	14.7	13.3

Balance as of June 30, 2007	(2.5)	(20.8)	(23.3)

Other comprehensive (loss) income, net of income taxes	(0.6)	33.3	32.7

Balance as of December 31, 2007	(3.1)	12.5	9.4

Other comprehensive income (loss), net of income taxes	1.9	(40.5)	(38.6)

Balance as of June 30, 2008	$(1.2)	$(28.0)	$(29.2)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 10-year period.

11

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

11.	RELATED PARTY TRANSACTIONS

On January 21, 2008, Quebecor World Inc. and its U.S. subsidiaries were granted creditor protection under the CCAA. On the same date, its U.S. subsidiaries also filed a petition under Chapter 11 of the United States Bankruptcy Code. These procedures had no material impact on the operations of Quebecor Media Inc.

On January 10, 2008, the Company settled a balance of $4.3 million payable to Quebecor World Inc. by compensation. As the balance was due in 2013 and recorded at present value, the difference of $2.7 million between the settled amount and the carrying value was recorded as a reduction in contributed surplus.

12.	GUARANTEES AND COMMITMENTS

On March 31, 2008, the Company qualified as a new market entrant in the spectrum auction for AWS. As part of its qualification, irrevocable standby letters of credit totalling $317.0 million were issued to Industry Canada and an amount of $217.9 million was transferred in trust as collateral for these letters of credit. As a result of the spectrum auction that ended on July 21, 2008, the aggregate amount of bids made by the Company that were retained for 17 new spectrum licences for AWS, covering all of the province of Québec and certain areas of Ontario, was equal to $554.6 million. On August 5, 2008, the Company paid an initial amount of $110.9 million for the purchase of these licenses, while the remaining balance of $443.7 million is required to be paid within 30 business days of the close of the auction.

13.	CONTINGENCIES

In 2003 and 2004, a number of companies, including Videotron Ltd. and TVA Group Inc., brought a suit against the Crown before the Federal Court alleging that the Part II licence fees paid annually by broadcasters constitute, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). On December 14, 2006, the Federal Court found that these fees did indeed constitute taxes and that the Canadian Radio-television and Telecommunications Commission (“CRTC”) should cease collection of such fees, but it concluded that the plaintiff companies would not be entitled to a reimbursement of the amounts already paid. The plaintiffs and the defendant both filed an appeal before the Federal Court of Appeal. On October 1, 2007, the CRTC issued a document stating that it would adhere to the decision rendered and that it would not collect, in 2007 or any subsequent years, the Part II licence fees payable on November 30 of each year unless a higher court reversed the decision of the Federal Court of Appeal. Considering these facts and as a result of the decision of the Federal Court, the Company reversed its liability of $14.3 million related to these Part II licence fees for the period from September 1, 2006 to September 2007 in the third quarter of 2007. The Company also ceased to record the Part II licence fees.

On April 29, 2008, the Federal Court of Appeal handed down its decision and overturned the December 14, 2006 decision of the Federal Court. The plaintiff companies are in disagreement with this decision and have requested leave to appeal to the Supreme Court of Canada. The CRTC publicly stated that it will make no attempt to collect outstanding Part ll fees until the earlier of (a) the leave to appeal to the Supreme Court of Canada is denied, or (b) the judgment of the Federal Court of Appeal is affirmed by the Supreme Court, or (c) the matter is settled between the parties. The Company believes in the merit of its request for appeal to the Supreme Court. However, by virtue of the decision of the Federal Court of Appeal that confirms the right of the CRTC to collect the Part II licence fees to which the Company is subject, the Company recorded a total liability of $25.2 million related to the Part II licence fees for the period from September 1, 2006 to June 30, 2008 in the second quarter of 2008.

12

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

14.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s risk management policies have been established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and the Company’s activities.

From its use of financial instruments, the Company is exposed to credit risk, liquidity risk, market risks relating to foreign exchange fluctuations, interest rate fluctuations and equity prices. In order to manage its foreign exchange and interest rate risks, the Company and its subsidiaries use derivative financial instruments (i) to achieve a targeted balance of fixed and variable rate debts and (ii) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain capital or inventory expenditures denominated in a foreign currency. The Company does not intend to settle its financial derivative instruments prior to their maturity as none of these instruments is held or issued for speculative purposes. The Company designates its derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.
(a)	Description of derivative financial instruments
(i)	Foreign exchange forward contracts

		Average	Notional
Currencies (sold/bought)	Maturing	exchange rate	amount

Quebecor Media Inc.
$/€	Less than 1 year	1.5944	$19.8
$/CHF	Less than 1 year	0.9911	5.7

Sun Media Corporation
$/US$	February 15, 2013	1.5227	312.2

Videotron Ltd. and its subsidiaries
$/US$	Less than 1 year	1.0084	70.8

13

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

14.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)
(a)	Description of derivative financial instruments (continued)
(ii)	Cross-currency interest rate swaps

			Annual		CDN dollar
			effective	Annual	exchange rate
			interest	nominal	on interest
			rate using	interest	and capital
	Period	Notional	hedged	rate of	payments per
	covered	amount	rate	debt	one US dollar

Quebecor Media Inc.
Senior Notes	2007 to 2016	US$ 700.0	7.69%	7.75%	0.9990

Senior Notes	2006 to 2016	US$ 525.0	7.39%	7.75%	1.1600

Term loan B	2006 to 2009	US$ 195.5	6.27%	LIBOR	1.1625
credit facilities				+ 2.00%

Term loan B	2009 to 2013	US$ 195.5	Bankers’	LIBOR	1.1625
credit facilities			acceptances	+ 2.00%
			3 months
			+ 2.22%

Term loan B	2006 to 2013	US$ 146.6	6.44%	LIBOR	1.1625
credit facilities				+ 2.00%

Videotron Ltd. and
its subsidiaries
Senior Notes	2004 to 2014	US$ 190.0	Bankers’	6.875%	1.2000
			acceptances
			3 months
			+ 2.80%

Senior Notes	2004 to 2014	US$ 125.0	7.45%	6.875%	1.1950

Senior Notes	2003 to 2014	US$ 200.0	Bankers’	6.875%	1.3425
			acceptances
			3 months
			+ 2.73%

Senior Notes	2003 to 2014	US$ 135.0	7.66%	6.875%	1.3425

Senior Notes	2005 to 2015	US$ 175.0	5.98%	6.375%	1.1781

Senior Notes	2008 to 2018	US$ 455.0	9.65%	9.125%	1.0210

14

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

14.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)
(a)	Description of derivative financial instruments (continued):
(ii)	Cross-currency interest rate swaps (continued)

			Annual		CDN dollar
			effective	Annual	exchange rate
			interest	nominal	on interest
			rate using	interest	and capital
	Period	Notional	hedged	rate of	payments per
	covered	amount	rate	debt	one US dollar

Sun Media Corporation
and its subsidiaries
Senior Notes	2008 to 2013	US$ 155.0	Bankers’	7.625%	1.5227
acceptances
3 months
+ 3.70%

Senior Notes	2003 to 2013	US$ 50.0	Bankers’	7.625%	1.5227
acceptances
3 months
+ 3.70%

Certain cross-currency interest rate swaps entered into by the Company and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then market value.
(iii)	Interest rate swaps

		Notional	Pay/	Fixed	Floating
	Maturity	amount	receive	rate	rate

Osprey Media
Publishing Inc.
	December 2010	$50.0	Pay fixed/	3.53%	Bankers‘
			Receive floating		acceptances
					3 months

Sun Media Corporation
and its subsidiaries
	October 2012	$39.1	Pay fixed/	3.75%	Bankers’
			Receive floating		acceptances 3 months

15

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

14.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)
(b)	Fair value of financial instruments:
The carrying amounts of accounts receivable from external or related parties (classified as loans and receivables), accounts payable and accrued charges to external or related parties (classified as other liabilities) approximate their fair value since these items will be realized or paid within one year or are due on demand.

The carrying values and fair values of long-term debt and derivative financial instruments as of June 30, 2008 and as of December 31, 2007 are as follows:

	June 30, 2008		December 31, 2007
	Carrying		Carrying
	value	Fair value	value	Fair value

Quebecor Media Inc.
Long-term debt[1]	$(1,701.2)	$(1,650.1)	$(1,664.9)	$(1,646.6)
Cross-currency interest rate swaps[2]	(129.9)	(129.9)	(159.8)	(159.8)
Foreign exchange forward contracts	—	—	(0.3)	(0.3)

Videotron Ltd. and its subsidiaries
Long-term debt[1]	(1,326.5)	(1,306.8)	(973.3)	(938.2)
Cross-currency interest rate swaps	(240.8)	(240.8)	(241.3)	(241.3)
Foreign exchange forward contract	0.9	0.9	(4.2)	(4.2)

Sun Media Corporation and its subsidiaries
Long-term debt[1]	(253.8)	(248.2)	(238.0)	(234.1)
Cross-currency interest rate swaps and foreign exchange forward contract	(114.8)	(114.8)	(133.1)	(133.1)
Interest rate swap	0.1	0.1	—	—

Osprey Media Publishing Inc.
Long-term debt[1]	(132.4)	(132.4)	(145.3)	(145.3)
Interest rate swap	(0.1)	(0.1)	0.2	0.2

TVA Group Inc. and its subsidiaries
Long-term debt[1]	(99.4)	(99.4)	(56.3)	(56.3)

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

[2]	The carrying value is net of an amount of $2.0 million included in other assets in the consolidated balance sheet as of June 30, 2008.
The fair value of long-term debt is estimated based on discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity, or quoted market prices when available. The interest rates used to discount estimated cash flows are based on swap yield curves at the reporting date. The fair value of the derivative financial instruments is estimated using period-end swap rates, adjusted to reflect the Company’s non-performance risk.

16

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

14.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)
(c)	Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of June 30, 2008, no customer balance represented a significant portion of the Company’s consolidated trade receivables. The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $40.2 million as of June 30, 2008 ($34.0 million as of December 31, 2007). As of June 30, 2008, 12.5% of trade receivables were 90 days past their billing date (10.9% as of December 31, 2007).

The Company believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.

When the Company enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Company’s credit risk management policy and are subject to concentration limits. Given the high minimum credit ratings required under the Company’s policy, the Company does not foresee any failure by counterparties to meet their obligations.

(d)	Liquidity risk management

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or the risk that those financial obligations had to be met at excessive cost. Company management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions) in the future. The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries and through dividends paid by its publicly traded subsidiary, TVA Group.

17

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

14.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)
(d)	Liquidity risk management (continued)

As of June 30, 2008, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative instruments. These obligations and their maturities are as follows:

		Less than			5 years
	Total	1 year	1-3 years	3-5 years	and more

Long-term debt	$3,513.3	$27.9	$337.2	$625.4	$2,522.8
Interest payments[1]	2,000.9	283.3	555.9	536.1	625.6
Derivative instruments[2]	421.2	0.5	1.0	154.4	265.3

Total	$5,935.4	$311.7	$894.1	$1,315.9	$3,413.7

[1]	Estimate of interest to be paid on long-term debt based on hedged and unhedged interest rates and hedged foreign exchange rate as of June 30, 2008.

[2]	Estimated future disbursements on derivative financial instruments related to foreign exchange hedging.
(e)	Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Company’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

The Company is exposed to foreign currency risk on purchases and loans that are denominated in a currency other than Canadian dollars. Most of these transactions are denominated in U.S. dollars. The Company hedges the foreign currency risk exposure on 100% of U.S. dollar-denominated debt obligations outstanding as of June 30, 2008, and hedges a significant portion of its exposure on certain purchases of inventories and other capital expenditures. Accordingly, the Company’s sensitivity to variations in foreign currency rates is economically limited.

An increase or a decrease of 1% in the exchange rate of a Canadian dollar compared to a U.S. dollar would have an impact on foreign denominated inventories purchases and capital expenditures of less than $1.0 million on a yearly basis.

Interest rate risk

The Company is exposed to interest rate risk on a portion of its long-term debt and has entered into various interest rate and cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure to changes in interest rates. After taking into account the hedging instruments, long-term debt was comprised of 64% fixed rate debt and 36% floating rate debt as of June 30, 2008.

An increase or a decrease of 25 basis points in the Banker’s acceptances rate would have increased or decreased interest expense by approximately $4.0 million in the second quarter and by $8.0 million in the first half of 2008.

18

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

14.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)
(f)	Capital management

The Company’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.

In managing its capital structure, the Company takes into account the asset characteristics of its subsidiaries and planned requirements for funds, leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash generated by operations, and the level of distributions to shareholders. Since the last financial year, the Company has not significantly changed its strategy regarding the management of its capital structure.

The capital structure of the Company is composed of shareholders’ equity, bank indebtedness, long-term debt, liabilities related to derivative financial instruments, non-controlling interest, less cash and cash equivalents, cash and cash equivalents in trust and temporary investments.

The Company was in compliance with all debt covenants and is not subject to any externally imposed capital requirements.

19

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

15.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES
The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (U.S. GAAP). The following tables set forth the impact of the material differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements.
(a)	Consolidated statements of income

	Three months ended			Six months ended
	June 30		June 30
	2008	2007	2008	2007

Net income as per Canadian GAAP	$112.5	$88.7	$171.3	$129.9
Adjustments:
Development, pre-operating and start-up costs (i)	0.3	0.5	1.4	1.1
Pension and postretirement benefits (ii)	0.4	0.4	0.8	0.8
Change in fair values and ineffective portion of derivative instruments (iii)	(14.0)	(10.8)	(23.2)	(10.8)
Stock-based compensation (iv)	(3.5)	(0.4)	(3.9)	(2.0)
Income taxes (v), (vii)	(0.5)	(10.4)	(2.3)	(10.9)

	(17.3)	(20.7)	(27.2)	(21.8)

Net income as per U.S. GAAP	$95.2	$68.0	$144.1	$108.1

(b)	Consolidated statements of comprehensive income

	Three months ended			Six months ended
	June 30			June 30
	2008	2007	2008	2007

Comprehensive income as per Canadian GAAP	$54.0	$93.0	$132.7	$143.2
Adjustments to net income as per (a) above	(17.3)	(20.7)	(27.2)	(21.8)
Adjustments to other comprehensive income:
Pension and postretirement benefits (ii)	1.0	1.3	2.0	2.6
Derivative instruments (iii)	(0.7)	12.7	12.5	12.7
Income taxes (v)	(0.6)	(2.2)	(2.0)	(2.7)

	(0.3)	11.8	12.5	12.6

Comprehensive income as per U.S. GAAP	$36.4	$84.1	$118.0	$134.0

20

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

15.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(c)	Consolidated balance sheets:

	June 30, 2008		December 31, 2007
	Canada	United States	Canada	United States

Other assets	$438.3	$410.1	$422.0	$388.3
Future income tax assets	41.3	45.1	57.4	57.4
Goodwill	4,141.9	4,138.1	4,081.3	4,077.5
Current liabilities	(874.1)	(890.9)	(1,018.9)	(1,053.2)
Long-term debt	(3,427.9)	(3,427.0)	(3,002.8)	(2,991.4)
Other liabilities	(93.6)	(149.2)	(103.5)	(129.3)
Future income tax liabilities	(298.5)	(259.1)	(292.5)	(252.9)
Non-controlling interest	(95.4)	(92.2)	(154.2)	(150.0)
Contributed surplus (vi), (vii)	(3,214.5)	(3,398.2)	(3,217.2)	(3,400.9)
Deficit	2,357.4	2,573.3	2,528.7	2,717.4
Accumulated other comprehensive loss (income)	29.2	54.1	(9.4)	28.0

The accumulated other comprehensive (loss) income as of June 30, 2008 and December 31, 2007 is as follows:

	June 30,	December 31,
	2008	2007

Accumulated other comprehensive (loss) income as per Canadian GAAP	$(29.2)	$9.4
Adjustments:
Pension and postretirement benefits (ii)	(56.2)	(58.2)
Derivative instruments (iii), (ix)	15.5	3.0
Income taxes (v)	15.8	17.8

	(24.9)	(37.4)

Accumulated other comprehensive loss as per U.S. GAAP	$(54.1)	$(28.0)

21

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

15.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(i)	Under Canadian GAAP, certain development and pre-operating costs that satisfy specified criteria for recoverability are deferred and amortized. Also, under Canadian GAAP, certain start-up costs incurred in connection with various projects have been recorded on the consolidated balance sheets under the item “Other assets,” and are amortized over a period not exceeding five years. Under U.S. GAAP, those costs must be included in income as incurred.

(ii)	Under U.S. GAAP, Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans requires the recognition of over- or under-funded positions of defined benefit pension and other postretirement plans on the balance sheet, along with a corresponding non-cash adjustment to be recorded in accumulated other comprehensive income (loss).

Under Canadian GAAP, a company is not required to recognize over- or under-funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from plan assets. U.S. GAAP does not provide for a valuation allowance against pension assets.

(iii)	Since January 1, 2007, standards for hedge accounting under Canadian GAAP are now similar to those under U.S. GAAP, as established by SFAS 133, Accounting for Derivative Instruments and Hedging Activities.

However, under Canadian GAAP, certain embedded derivatives, such as the early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be recorded at their fair value with changes in income. Under U.S. GAAP, those embedded derivatives are considered closely related to their host contract and do not have to be recorded separately at their fair values. Accordingly, the measurement of ineffective hedging relationships recorded in income under U.S. GAAP differs from the measurement under Canadian GAAP.

(iv)	Under U.S. GAAP, in accordance with SFAS 123R, Share-Based Payment, the liability related to stock-based awards that call for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards and is to be re-measured at the end of each reporting period. Under Canadian GAAP, the liability is measured and re-measured based on the intrinsic values of the stock option awards instead of at their fair values.

22

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2008
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)

15.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(v)	Under U.S. GAAP, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of SFAS 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Under Canadian GAAP, there is no such interpretation and therefore the reserve related to income tax contingencies is not based on the same level of likelihood as prescribed by FIN 48.

Furthermore, under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP, measurement is based on enacted tax rates.

Other adjustments represent the tax impact of U.S. GAAP adjustments.

(vi)	Under Canadian GAAP, a gain on repurchase of redeemable preferred shares of a subsidiary was included in income in 2003. Under U.S. GAAP, any such gain is included in contributed surplus.

(vii)	The Company or its subsidiaries have entered into tax consolidation transactions with the Company’s parent company, through which tax losses were transferred between the parties. Under GAAP in Canada, it resulted in the recognition of a deferred credit of $8.4 million in 2006 and $5.7 million in 2007, and in a $15.9 million reduction in the Company’s income tax expense in 2005. Under U.S. GAAP, since these transactions related to asset transfers between related parties, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid would have been recognized in contributed surplus.

(viii)	On January 1, 2008, the Company adopted the provisions of SFAS 157, Fair Value Measurements (SFAS 157) that enhance guidance for using fair value to measure assets and liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-1, Application of SFAS 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13, which removes certain leasing transactions from the scope of SFAS 157, and FSP FAS 157-2, Effective Date of SFAS 157, which defers the effective date of SFAS 157 for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is still in the process of evaluating this standard with respect to its effect on non-financial assets and liabilities and has not yet determined the impact that it will have on its financial statements upon full adoption in 2009.

23